 
Affordable Electric Tractor

Renewables

The mission of Renewables is to re-invent the tractor as an affordable, zero emission, automation ready platform that enables farms and municipalities of every size to thrive sustainably.

Invest Now   **$1.00**   **$250.00**
Share Price   Min Investment

📎 SEC Filings   👤 Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Opportunity

Renewables is growing and you can be a part of it. Our crowdfunding campaign is now open. Become an owner with an investment starting at $250..

Our Vision

Farming and land management are at a breaking point. Rising equipment costs, labor shortages, and dependence on fossil fuels are squeezing margins for farmers and municipalities alike. Traditional tractors are expensive, noisy, polluting, and not designed for the precision or efficiency modern agriculture demands. Renewables is addressing this challenge with the e2T—a quiet, affordable, solar-electric, remote-controlled, and automation-ready tractor built for versatility and scale.

Designed to operate solo or in swarms, we hope the e2T will lower costs, eliminates emissions, and brings advanced technology like AI integration to farmers and land managers of all sizes. By combining clean power with intelligent design, we believe we're opening the door to profitable, sustainable, and future-ready land management worldwide.

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Market Opportunity

Agriculture and land management represent multi-billion-dollar opportunities ripe for disruption. From a $200B global ag machinery market to $170B landscaping, $10B+ municipal fleets, and emerging $13B solar O&M, the need for affordable, zero-emission equipment is accelerating worldwide. The e2T is uniquely positioned to capture this demand—bringing automation and clean power to markets traditionally locked into diesel.




Market Opportunity

Agriculture and land management represent multi-billion-dollar opportunities ripe for disruption. From a $200B global ag machinery market to $170B landscaping, $10B+ municipal fleets, and emerging $13B solar O&M, the need for affordable, zero-emission equipment is accelerating worldwide. The e2T is uniquely positioned to capture this demand—bringing automation and clean power to markets traditionally locked into diesel.



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Reasons to Invest

The e2T* Game Changer

The e2T* has earned the CAFF Innovation Award, recognized by the Community Alliance with Family Farmers for bringing practical clean technology to small and diversified farms.

Gap in the Market

Most electric tractor development targets large-scale commercial agriculture. The farms under 100 acres - market gardens, diversified operations, regenerative producers, municipal land managers - have been largely ignored. That's not a small niche, but rather the majority of farms in the United States. These growers have been running aging and cumbersome gas equipment with no purpose-built electric alternative. Renewables is dedicated to building an affordable, accessible solution for that gap.



Proven Team

Steve Heckeroth has spent decades developing electric agricultural equipment from concept through commercial production, and he knows what it takes to build tractors that actually work in the field. The same philosophy that goes into the e2T - no unnecessary parts, nothing that doesn't earn its place - matches his strategy when building and scaling a company. The team around him is lean but mission-driven and tech forward, with years of experience in electric farming and land management equipment. Full team profiles are available at renewables.com

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⚡ Invest Now

Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1
10% Bonus Shares

Invest $5,000.00 or more and receive 10% bonus shares at checkout.

 Invest $5,000.00

Time Based

Time Based

Tier 1
10% Bonus Shares

Invest between March 9, 2026 and March 16, 2026 to receive 10% bonus shares at checkout.

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Tier 2
10% Bonus Shares

Invest between April 23, 2026 and April 30, 2026 to receive 10% bonus shares at checkout.

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 BUSINESS OVERVIEW

The e2T plans to replace multiple costly machines with one sustainable platform. Using legacy implements it will be able to prep beds, seed, weed, mow, harvest, and haul. The e2T is designed to work alone or in swarms, enabling projects of all sizes to be completed faster, more efficiently, and at a fraction of today's cost.

With future AI integration, farmers and land managers can simplify operations, improve soil and crop health, and unlock new levels of profitability. From smallholders to municipalities, the e2T empowers users of every size to thrive sustainably, ushering in a new era of clean, intelligent, and resilient land management.



🗂 TRACTION & MILESTONES

Farm testing is complete, and the e2T has been validated in real field conditions. The early access Pilot Program is in progress and the company is gathering feedback from e2T owners and operators. Renewables is entering production with demand already in place, with pre-orders reserved and confirmed. Strong inbound interest has validated market demand. High social media engagement has led to 100's of inquiries from individual operators, distributors, and municipal contacts. The greatest demand comes from sectors across farming, land management, homesteads, and

management.



TRACTION & MILESTONES

Farm testing is complete, and the e2T has been validated in real field conditions. The early access Pilot Program is in progress and the company is gathering feedback from e2T owners and operators.

Renewables is entering production with demand already in place, with pre-orders reserved and confirmed. Strong inbound interest has validated market demand. High social media engagement has led to 100's of inquiries from individual operators, distributors, and municipal contacts. The greatest demand comes from sectors across farming, land management, homesteads, and institutional use cases.

Production of the first 50 units is currently underway. The next milestone is delivery to early customers and Pilot Phase II for studies that validate efficiency and cost savings with peer-reviewed objective data.

BUSINESS MODEL

Renewables generates revenue through direct equipment sales.Customers buy the equipment, own it outright, and are supported by our service team after the sale.

Over time, additional revenue comes from replacement parts, accessories, compatible implements, and larger institutional sales. Our revenue model reflects the long service life the equipment is designed for.

The e2T is designed with fleet and swarm operations in mind, expanding the addressable customer base beyond individual farms to municipalities and institutional buyers.

As an electric, zero-emission platform, the e2T is designed to align with common eligibility frameworks used in clean-equipment and electrification programs, where available, that gas equipment is not eligible for.

A modular design and contract manufacturing approach are intended to support scalable production as demand grows, without requiring the capital overhead of traditional manufacturing models.

Our Team



Steve is a lifelong innovator in solar-electric design with over three decades of experience building cl... Read more

Stephen Heckeroth
CEO



Engineer and technology leader with 20+ years in renewable energy, EVs, advanced R&D and overseas manufa... Read more

Ragnvald Bernt III (Arby)
Chief Engineer



Dr. Jose Etcheverry is focused on strategies to develop regenerative agriculture, electric mobility solu... Read more

Jose Etcheverry
Chief Sustainability Officer



Jeanne has a 20+ year history supporting renewable energy and met Steve Heckeroth when she was on the bo... Read more

Jeanne Trombly
Marketing Advisor

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

$0.00	$400,000.00	$60,000.00/mo	7 months
Revenue	Cash in Hand	Burn Rate	Runway

$200,000.00	$0.00	8	30
Assets	Debt	Employees	Customers

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

⬡ **Term** ⟩ Overview of offering structure and key investment details.	**Terms**
⬡ **Valuation** ⟩ Company value guiding investment terms and security type.	**Security Type** Equity **Security Price** $1.00
◎ **Use of Proceeds** ⟩ How the company plans to use raised funds.	**Min Investment** $250.00 **Raise Target** $10,000.00 - $618,000.00
☾ **SEC Filings** ⟩ Access full regulatory filings for complete offering details.	

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $618,000 | 618,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $250.00 | 250 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000.00 by April 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the



Raise Target
$10,000.00 -
$618,000.00

⏱ SEC Filings   ›

Access full regulatory filings for
complete offering details.

*Target Offering Amount of $10,000.00 under the Regulation CF
offering by the Offering Deadline, no securities will be sold in this
Offering, investment commitments will be cancelled, and
committed funds will be returned.*

Voting Proxy. Each Subscriber shall appoint the Chief Executive
Officer of the Company (the "CEO"), or his or her successor, as the
Subscriber's true and lawful proxy and attorney, with the power to
act alone and with full power of substitution, to, consistent with this
instrument and on behalf of the Subscriber, (i) vote all Securities,
(ii) give and receive notices and communications, (iii) execute any
instrument or document that the CEO determines is necessary or
appropriate in the exercise of its authority under this instrument,
and (iv) take all actions necessary or appropriate in the judgment
of the CEO for the accomplishment of the foregoing. The proxy and
power granted by the Subscriber pursuant to this Section are
coupled with an interest. Such proxy and power will be irrevocable.
The proxy and power, so long as the Subscriber is an individual,
will survive the death, incompetency and disability of the
Subscriber and, so long as the Subscriber is an entity, will survive
the merger or reorganization of the Subscriber or any other entity
holding the Securities. However, the Proxy will terminate upon the
closing of a firm-commitment underwritten public offering pursuant
to an effective registration statement under the Securities Act of
1933 covering the offer and sale of Common Stock or the
effectiveness of a registration statement under the Securities
Exchange Act of 1934 covering the Common Stock.

Ask the Founders

Join the discussion! Ask Renewables, Inc.'s team any questions you have
about the company or their raise.

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Investor FAQs

Investment Process

How do I create an account and start investing?   ⌄

What information do I need to provide?   ⌄

What payment methods are accepted?   ⌄

When is my investment actually finalized?   ⌄

Can I cancel my investment after I make it?   ⌄

Understanding the Raise

Where can I find details about Renewables, Inc.'s financials and valuation?   ⌄

What types of securities am I buying (equity, SAFE, debt, etc.)?   ⌄

What happens if we don't reach our minimum funding target?   ⌄

Where can I learn more about this raise?   ⌄





Understanding the Raise

Where can I find details about Renewables, Inc.'s financials and valuation?

What types of securities am I buying (equity, SAFE, debt, etc.)?

What happens if we don't reach our minimum funding target?

Where can I learn more about this raise?

Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Renewables, Inc. on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

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